Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2020, or the Annual Report, including the consolidated annual financial statements as of December 31, 2020 and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on March 30, 2021.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its wholly-owned subsidiaries. References to “Ordinary Shares,” “ADSs” and “warrants” refer to the ordinary shares, American Depositary Shares and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.26 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2021.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy;

●	litigation;

●	our ability to list our Ordinary Shares on Nasdaq and our ongoing ability to remain eligible to list our Ordinary Shares on Nasdaq; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the development of the following pharmaceutical compositions comprising N-acylethanolamines and cannabinoids, such as Palmitoylethanolamide (PEA) and/or Δ9-tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD) and/or other cannabinoid receptor agonists: SCI-110 for the treatment of Tourette syndrome, or TS, obstructive sleep apnea, or OSA, and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and epilepsy.

SCI-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat TS, OSA and Alzheimer’s disease and agitation..

SCI-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

Pursuant to the positive results obtained in the phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices and the Israeli Ministry Of Health for our SCI-110 program for TS. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, suggesting that SCI-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study the Company is now assessing business and clinical strategies for further development of this program. In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the potential safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, to examine the potential role of SCI-210 on status epilepticus.

On August 2, 2021, we announced positive topline results for our proprietary SCI 160 in pre-clinical study. The study, “An evaluation of SCI-160 on neuropathic pain in the rat spared nerve injury (SNI) model and post-surgical pain in the rat hind paw incision model,” was designed to help assess the potential of SCI-160. Collectively, the results indicate that treatment with SCI-160 significantly alleviates both chronic and acute pain.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2021, we had an accumulated deficit of approximately $57.8 million. Our financing activities are described below under “Liquidity and Capital Resources – Financing Activities.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six-month period ended June 30,
	2021	2020
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	183	181
Share-based payments	17	100
Clinical studies	49	1
Research & preclinical studies	142	33
Chemistry & formulations	249	-
Regulatory and other expenses	322	178
	962	493

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six-month period ended June 30,
	2021	2020
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	99	106
Share-based payment	7	69
Professional and directors fees	884	679
Investor relations and business expenses	562	7
Office maintenance, rent and other expenses	55	53
Regulatory expenses	58	51
Business development	-	5
Total	1,665	970

Comparison of the six-months ended June 30, 2021 to the six-months ended June 30, 2020

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2021 amounted to $962,000, representing an increase of $469,000, or 95%, compared to $493,000 for the six months ended June 30, 2020. The increase was primarily attributable to an increase of $249,000 in chemistry and formulations expenses, an increase of $144,000 in regulatory, professional and other expenses, an increase of $109,000 in research and pre-clinical studies, and an increase of $48,000 in clinical studies, offset by a decrease of $83,000 in share-based payments.

General and Administrative Expenses

Our general and administrative expenses totaled $1.7 million for the six months ended June 30, 2021, an increase of $0.7 million, or 72%, compared to $0.97 million for the six months ended June 30, 2020. The increase resulted primarily from an increase of $0.55 million in investor relations and business expenses and an increase of $0.2 million in professional and director fees, offset by a decrease of $0.06 million in share-based payments.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2021 was $2.63 million, compared to an operating loss of $1.46 million for the six months ended June 30, 2020, an increase of $1.17 million, or 80%.

Finance Expense and Income

Financial expense and income consist of revaluation of debt instruments presented at fair value, related issuance expenses of debt instruments and bank fees.

We recognized no financial income for the six months ended June 30, 2020, representing a decrease of $29,000 compared to financial income of $29,000 for the six months ended June 30, 2019.

We recognized financial expense for the six months ended June 30, 2021 of $23,000, representing a decrease of $1,181,000 compared to financial expenses of $1,204,000 for the six months ended June 30, 2020. The decrease was primarily due to a change in the fair value of debt instruments and other transactional costs.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2021 was $2.65 million, representing an increase of $102,000, or 0.4%, compared to $2.64 million for the six months ended June 30, 2020.

Liquidity and Capital Resources

Overview

As of June 30, 2021, we had $7,601,000 in cash, including short term restricted deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2021	2020
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(2,951)	(2,133)

Net cash provided by (used in) investing activities	(1)	-

Net cash provided by (used in) financing activities	8,596	1,407

Operating Activities

Net cash used in operating activities was $2.95 million for the six months ended June 30, 2021, compared with net cash used in operating activities of $2.13 million for the six months ended June 30, 2020. The decrease is primarily due to decreases in adjustments to the profit or loss items of finance expenses of $0.7 million and share-based payment of $0.14 million.

Investing Activities

Net cash used in investing activities was $1 for the six months ended June 30, 2021, compared with no net cash used by investing activities for the six months ended June 30, 2020.

Financing Activities

Net cash provided by financing activities of $8.6 million in the six months ended June 30, 2021, consisted mainly of $7.7 million of net proceeds from the issuance of share capital and warrants, and $1.08 million of proceeds from the exercise of warrants. Net cash used in financing activities in the six months ended June 30, 2020, consisted of $1.4 million of net proceeds from the issuance of share capital and warrants.

On March 4, 2021, we completed a private offering with several accredited and institutional investors for gross proceeds of approximately $8,150,000, providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at a price of $7.07 per unit, consisting of (i) one ADS of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrant”) and a Series B Warrant (the “2021 Series B Warrant”) to purchase half the number of units, and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrant have an exercise price of $7.07 per ADS and the Series B Warrants have an exercise price of $10.60 per ADS. Both were exercisable upon issuance and will expire five years from the date of issuance.

The offering resulted in gross proceeds to the Company of approximately $8,150,000.

During February 2021 through to June 2021, the Company received proceeds of $1,085,000 in respect of the exercise of 216,100 of the November 2020 Warrants and issued 30,254,000 shares.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of June 30, 2021, our cash was $7,590,000.

We believe that our existing cash resources will be sufficient to finance our operating activities in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of the COVID-19 pandemic and its impact on capital market transactions in the United States, although we were able to raise financing in April 2020, November 2020 and March 2021 offerings, all of which were during the COVID-19 pandemic, there can be no assurance that we will be able to raise financing again during the COVID-19 pandemic, or even after COVID-19 is no longer a “pandemic” if, for example, there is downturn in the U.S. or global economy.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. Following actions taken during fiscal year 2020 to reduce our operating expenses in the short term as a result of the COVID-19 pandemic, we are currently looking to expand our operations including planned clinical trials and early commercialization efforts for our proprietary PEA oral tablets CannAmide™. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, our efforts to commercialize our proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we are expecting. In addition to the COVID-19 pandemic, our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings (such as our March 2017, March 2019, December 2019, April 2020, November 2020 and March 2021 offerings of ADSs and/or warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.